Exhibit A.IV – Information of the Candidates to the position of Member of the Company's Fiscal Council

(as items 12.5 to 12.10 of Exhibit 24 to CVM Instruction 480/09)

12.5 - Composition and professional experience of members of management, Fiscal Council and statutory audit committee

Name:	Date of birth	Management body	Date elected	Term of office
Taxpayer No. (CPF)	Profession	Position held	Took office	Elected by controlling shareholder

Other positions and duties for Issuer
If the designated member is an independent member, criterion used by the issuer to determine their independence;
Consecutive term of offices

José Ronaldo Vilela Rezende	06/07/1962	Fiscal Council	04/24/2020	Until the 2021 AGM
501.889.846-15	Accountant	Fiscal Council (full member) / elected by controlling shareholder	05/06/2020 (estimated)	Yes
Not applicable, since the only position held in the Company is member of the Fiscal Council.
Member elected by controlling shareholder
5th term of office
Elidie Palma Bifano	05/16/1947	Fiscal Council	04/24/2020	Until the 2021 AGM
395.907.558 - 87	Lawyer	Fiscal Council (full member) / elected by controlling	05/06/2020 (estimated)	Yes
Not applicable, since the only position held in the Company is member of the Fiscal Council.
Member elected by controlling shareholder
2nd term of office
Vinicius Balbino Bouhid	08/06/1961	Fiscal Council	04/24/2020	Until the 2021 AGM
667.460.867/04	Bank employee and civil engineer	Fiscal Council (full member) / elected by minority shareholders	05/06/2020 (estimated)	No
Not applicable, since the only position held in the Company is member of the Fiscal Council.
Member elected by minority shareholders.
1st term of office
Carlos Tersandro Fonseca Adeodato	01/02/1954	Fiscal Council	04/24/2020	Until the 2021 GM
337.770.397/72	Economist	Board member (alternate) / elected by minority shareholders	05/06/2020 (estimated)	No
Not applicable, since the only position held in the Company is member of the Fiscal Council.
Member elected by minority shareholders.
1st term of office
Emanuel Sotelino Schifferle	02/27/1940	Fiscal Council	04/24/2020	Until the 2021 AGM
009.251.3 67-00	Engineer	Fiscal Council (alternate) / elected by controlling shareholder	05/06/2020 (estimated)	Yes
Not applicable, since the only position held in the Company is member of the Fiscal Council.
Member elected by the controlling shareholder
8th term of office
Eduardo Rogatto Luque	07/06/1969	Fiscal Council	04/24/2020	Until the 2021 AGM
142.773.658-84	Contador	Fiscal Council (alternate) / elected by controlling shareholder	05/06/2020 (estimated)	Yes
Not applicable, since the only position held in the Company is that of Fiscal Council member.
Member elected by the controlling shareholder
8th term of office

Professional experience / Declaration of any convictions

José Ronaldo Vilela Rezende – 501.889.846-15

Over the past five years, he held the following positions with the following companies / institutions for the periods shown: (i) member of the audit committee of Cerradinho Bioenergia S.A. since September 2016; (ii) member of the audit committee of Diagnósticos da America S.A. – DASA since April 2017; and (iii) full member of the Company’s Fiscal Council. In addition, he performed the duties of risk management partner of the consulting practice at PricewaterhouseCoopers Brazil from 2005 to 2011, principal activity auditing services; PricewaterhouseCoopers's Agribusiness industry leader in Brazil (2006-2014) and the Americas (2009-2014); and PricewaterhouseCoopers partner in charge of delivering Risk Assurance Services (RAS) (related to auditing processes and systems) from 1998. He is Fiscal Council member certified by the Brazilian Institute of Governance (IBGC). Bachelor's degree in Accounting from UMA in Belo Horizonte and master's in Agroenergy from Fundação Getúlio Vargas (FGV) in São Paulo. Mr. José Vilela Rezende has declared that, for all legal purposes, he has not in the last five years been subject to the effects of any criminal conviction, any conviction or penalty arising from administrative proceedings before the CVM, or any final verdict in the judicial or administrative sphere, that led to suspension or disqualification from the practice of any professional or commercial activity.

Elidie Palma Bifano - 395.907.558 - 87

Over the past five years, she held the following positions with the following companies / institutions for the periods shown:  (i) partner of Mariz de Oliveira and Siqueira Campos Law Firm; (ii); (ii) professor of the Professional Master's Course of the São Paulo Law School of Fundação Getúlio Vargas - FGV, in the course Business Structuring; (iii) Professor of the post-graduation courses strictu sensu of IBDT, IBET, CEU, COGEAE / PUC; and (iv) member of the Audit Committee of Banco Santander (Brasil) S.A., from 2012 to 2018. In addition, she was audit partner of the tax consultancy area at PricewaterhouseCoopers – PWC, from 1974 to 2012. Mrs. Elidie Palma Bifano declared that for all legal purposes she has not in the last five years been subject to the effects of any criminal conviction, any conviction or penalty in administrative proceedings before the CVM or any final verdict in the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity.

Vinicius Balbino Bouhid - 667.460.867/04

Over the past five years he has held the following positions in the following companies for the periods stated: (i) regular fiscal council at Norte Energia S.A. since May 2017; and (ii) alternate fiscal council at the Company. In addition, he performed the duties of statutory director general (CEO) of the London asset management firm BB Securities Ltd. from 2013 to 2015, where he introduced new governance structure with a compliance team and new processes; executive manager from 2009 to 2013, responsible for corporate governance and private equity at BB Securities Ltd. in London; member of the board of directors of Banco do Brasil Securities in London from 2013 to 2015; and member of the Fiscal Council of Companhia de Eletricidade do Estado da Bahia (Coelba), which operates in the electricity sector from 2011 to 2013. Holder of a Civil Engineering degree from Universidade de Brasília and an Executive MBA from Universidade de Mato Grosso. Mr. Vinicius Balbino Bouhid declared that for all legal purposes in the last five years he has not been subject to the effects of any criminal conviction, any conviction or penalty in administrative proceedings before the CVM or any final verdict in the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity.

Carlos Tersandro Fonseca Adeodato - 337.770.397/72

Over the past 5 years, he has been involved in advising and consulting at the Company Comatrix Soluções Ltda., located in Rio de Janeiro, and at DOT Digital Group, located in Santa Catarina, besides being the representative in Brazil of HydroCarbon Dynamics (HCDi), subsidiary of Indago Energy, with headquarters in Australia. In addition, he performed the duties of Chief Financial and Investor Relations Officer at HRT Participações em Petróleo and of Chief Financial Officer at HRT Exploração em Petróleo Ltda from 2010 to 2013. Bachelor of Economic Sciences from Universidade Federal do Rio de Janeiro (Federal University of Rio de Janeiro). Mr. Carlos Tersandro Fonseca Adeodato declared that for all legal purposes he has not in the last five years been subject to the effects of any criminal conviction, any conviction or penalty in administrative proceedings before the CVM or any final verdict in the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity.

Emanuel Sotelino Schifferle - 009.251.367-00

Over the past five years, he has held the following positions in the following companies for the periods stated: (i) managing partner of ASPA Assessoria e Participações S/C Ltda., a company whose main activity is advising companies on restructuring, acquisition, negotiating contracts and transitional management, having managed companies under judicial recovery, reorganizing and restructuring companies, and renegotiating contracts among other activities; and (ii) alternate member of the Company’s Fiscal Council. In addition, he performed the duties of member of the Fiscal Council, from 2004 to 2009, of América Latina Logística (ALL), a listed company whose main activity is providing rail and road transportation services; alternate member of the Fiscal Council from 2005 to 2014 at Companhia de Bebidas das Américas (Ambev), succeeded by the Company as of January 2, 2014; member of the board of directors from 2007 to 2011 of São Carlos Empreendimentos e Participações S.A., a listed company whose main activity is managing property development projects for itself and third parties; member of the Fiscal Council of Estácio Participações S.A., a listed company whose main activities are development and management of educational activity and institutions; and member of the Fiscal Council from 2011 to 2015 of Allis Participações S.A., a publicly listed company whose main business is providing marketing and sales services for various segments. Mr. Emanuel Sotelino Schifferle has declared for all legal purposes that in the last five years he has not been subject to the effects of any criminal conviction, any conviction or penalty in administrative proceedings before the CVM or any final verdict in the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity.

Eduardo Rogatto Luque - 142.773.658-84

In the past 5 years, he has held the following positions in the following companies/institutions: (i) Managing Partner and leader of the areas of Quality and Technical Committee of the Irko Group, since August, 2016; (ii) full member of the Fiscal Council of Qualicorp S.A. (Coordinator), Itaúsa S.A. and Fundação Zerrenner, since May, 2019; (iii) Strategy Director at ABRAPSA - Brazilian Association of Administrative Service Providers, since 2019; (iv) member of the Institute of Independent Auditors of Brazil (IBRACON); (v) member of California AICPA (CALAICPA); (vi) member of the Brazilian Institute of Corporate Governance (IBGC), since 2016, and (vii) member of the Brazilian Accounting Institutes (CRC and CFC). In addition, he was a partner at PricewaterhouseCoopers, from 2004 to 2016, a company he worked for for 27 years. He holds a BA in Accounting from the Pontifical Catholic University of São Paulo (PUC-SP) and an MBA in Controllership from the University of São Paulo (USP). Mr. Eduardo Rogatto Luque declared, for all legal purposes that, in the last 5 years, he has not been subject to the effects of any criminal conviction, any conviction or penalty in an administrative proceeding before the CVM or any final verdict in the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity.

12.6- For each person who acted as a member of the board of directors or the Fiscal Council in the last year, state in tabulated format their percentage attendance at meetings held by the respective body in the same period that occurred after taking office.

Fiscal Council	Total meetings held by the respective body since date of taking office*	Member's percentage attendance at meetings held by the respective body in the same period, after taking office
José Ronaldo Vilela Rezende	8	100%
Elidie Palma Bifano	8	100%
Aldo Luiz Mendes	8	88%
Vinicius Balbino Bouhid	8	100%
Emanuel Sotelino Schifferle	8	88%
Ary Waddington	8	88%
Eduardo Rogatto Luque	Not applicable; this will be his first term.	Not applicable; this will be the first term.

* Meetings held from 05/06/2019 (when all members took office) until 03/15/2020.

12.7 - Provide information mentioned in item 12.5 in relation to members of the statutory committees and of the audit, risk, financial and compensation committees, even if such committees or structures are not statutory.

Not applicable. None of the members designated for the Fiscal Council are part of any of the Company's committees.

12.8 - For each person who acted as a member of the statutory committees or the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, state in tabular format, their percentage attendance at meetings held by the respective body in the same period that occurred after taking office.

Not applicable. None of the members designated for the Fiscal Council are part of any of the Company's committees.

12.9 - Any marital, 'stable union' or kinship relationship up to the 2nd degree related to management of the issuer, its subsidiaries or controlling shareholders

a)               the Company's management:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the Fiscal Council and its management.

b)           members of Company's management and its directly and indirectly held subsidiaries:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the Fiscal Council and managers of the Company's directly or indirectly held subsidiaries

c)                members of Company's management and its directly or indirectly held subsidiaries:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the Fiscal Council and the Company's directly or indirectly controlling shareholders.

d)               members of Company's management and its directly or indirectly held subsidiaries:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the Fiscal Council and the management of the Company's directly or indirectly controlling shareholders.

12.10 - Relationships of subordination, providing services or control between management and subsidiaries, controlling shareholders or another

a)                company directly or indirectly controlled by the Company, except those in which the Company directly or indirectly holds all share capital:

Not applicable, since there are no relations of subordination, service or control maintained in the last three fiscal years, among those nominated for the Fiscal Council members and those of any company directly or indirectly controlled by the Company, except those in which the Company directly or indirectly holds all share capital.

b)               directly or indirectly controlling shareholder of the Company:

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Eduardo Rogatto Luque	142.773.658-84	Service Supplier	Direct controlling shareholder
Member of the Company's Fiscal Council
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of Fundação Zerrenner’s Fiscal Council.
Note
N/A

c)                 if material, supplier, client, debtor or creditor of the Company, its subsidiaries or parent companies or subsidiaries of any of these persons, if material:

Not applicable, since there are no relevant relations of subordination, service or control maintained in the last three fiscal years among those nominated for the Company's Fiscal Council member positions and any supplier, client, debtor or creditor of the Company, its subsidiaries or controlling shareholders or subsidiaries of any of these persons.

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